Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933, of the reference to our firm under the caption “Experts” and of our report dated March 2, 2012 relating to the financial statements of Zillow, Inc. for the year ended December 31, 2011 included in the Registration Statement (Form S-3 No. 333-183111) and the related Prospectus of Zillow, Inc., for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

September 5, 2012